Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

October 26, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Cara Wirth

Re:	Collectable Sports Assets, LLC
Post-qualification Amendment No. 15 to Form 1-A Filed September 22, 2021

File No. 024-11178

Ladies and Gentlemen:

We hereby submit the response of Collectable Sports Assets, LLC (the “Company”) to the October 21, 2021 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Post-Qualification Amendment No. 15 to its Offering Statement on Form 1-A (“Amendment No. 15”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment to No. 15 to Form 1-A Filed September 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 967

1.	We note your disclosure on page 967 indicates that you have “completely sold five (5) items off the platform.” By contrast, however, your disclosure on page 970 indicates that you “sold two (2) Underlying Assets during the period ended December 31, 2020” and “sold eight (8) Underlying Assets” during 2021, which suggests that you have sold more than five items off of your platform. Please revise to reconcile these inconsistencies.

Response: We acknowledge the Staff’s comment and have revised this disclosure (now found on pages 598 and 601 of the offering circular) in an amendment to the Offering Statement (“Amendment No. 16”) that we are filing contemporaneously with this response letter to reflect the correct numbers and to eliminate the inconsistency.

2.	Please revise the filing to include the financial statements required by Part F/S (b)(3)(B) of Form 1-A. To satisfy this requirement, consider whether you are eligible to incorporate by reference your Form 1-SA filed on September 28, 2021. Refer to Part F/S (b)(3)(B) of Form 1-A and General Instruction III to Form 1-A.

Response: We acknowledge the Staff’s comment. We are eligible to incorporate this information by reference and have done so in Amendment No. 16. In accordance with General Instruction III to Form 1-A (“Instruction III), that information also has been posted on our website. In the amended disclosure set forth in Amendment No. 16, in accordance with Instruction III, we also have indicated that a copy of any of these materials that are incorporated by reference will be provided to each holder of securities upon written or oral request, at no cost to the requester, and provide our website address, including the uniform resource locator (URL) where the incorporated financial statements may be accessed.

United States Securities and Exchange Commission

October 26, 2021

3.	Based upon the legal opinion provided by counsel, we note that you have added fifty-two new series interests and continue to offer seven other series interests, which you describe, respectively, as the Additional and Amended Series Interests. Please revise the disclosure throughout your offering circular to clearly state which offerings have closed, are ongoing, are ongoing as revised or are new, so that investors can appreciate what securities you are offering at a given point in time. In this regard, the table at the outset of the Offering Circular, as well as your Use of Proceeds, do not clearly state the status of each series offering.

Response: We acknowledge the Staff’s comment. Our legal counsel’s opinion(s) with respect to series other than the fifty-two new series and the seven series being amended were contained in prior amendments. In Amendments No. 14 and 15, we eliminated (from the cover and the Use of Proceeds section) all series that had been withdrawn and were not going to be offered. In Amendment No. 16, in response to this comment, we have deleted all series that have closed (the list of this that have closed appears on pages 598-600 of the amended circular.  All of the series set forth in the tables on the cover, listed in the Table of Contents and set forth in the Use of Proceeds currently are being offered. In the future, whenever we close an offering, we intend to file a Current Report on Form 1-U to that effect and will appropriately update the offering circular in future amendments.

Note that in Amendment No. 16, we also are taking the opportunity to add eleven new series as well as amend the terms of four existing series. We trust our responses to the Staff’s comments are satisfactory and that the additions of the eleven series and the amendments to four others will not delay us in having this amendment qualified as soon as practicable. Accordingly, and in accordance with the statement made in the comment letter, we hereby request that the Commission approve the qualification of the Amended Offering Statement as soon as is practicable.

If you would like to discuss this response further, please contact the undersigned at (858) 245-2955 or our counsel, Gary M. Brown at (615) 390-7230.

Sincerely,

Collectable Sports Assets, LLC
By:	CS Asset Manager, LLC, its managing member

By:	/s/ Jarod Winters
Jarod Winters
COO

cc:  Gary M. Brown